3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

Paul Christopher Dunn

direct dial:  (215) 981- 4864

direct fax:  (215) 981 - 4750

dunnp@pepperlaw.com

September 26, 2013

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Mary B. Cole, Esq.

Re:	FundVantage Trust
1940 Act File No. 811-22027
1933 Act File No. 333-141120

Dear Ms. Cole:

On behalf of FundVantage Trust (the “Trust”), accompanying this letter is Post-Effective Amendment No. 84 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933 (the “Securities Act”) to (i) incorporate changes to the Registration Statement in response to oral comments from the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 74 (“PEA No. 74”) to the Registration Statement and (ii) make other non-material changes.  PEA No. 74 was filed on July 3, 2013 pursuant to Rule 485(a) under the Securities Act to register the WHV/Seizert Small Cap Value Equity Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the prospectus (the “Prospectus”) and statement of additional information (“SAI”) contained in PEA No. 74.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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Prospectus

1.                                      With respect to the fee table, confirm that the Fund does not anticipate investing in “acquired funds” to the extent that the Fund is required to disclose “acquired fund fees and expenses” in the fee table as a separate line item.

Response:  Confirmed.

2.                                      With respect to the fee table, provide additional disclosure regarding expenses excluded from the Adviser’s contractual expense limitation, particularly with respect to class-specific fees and expenses. Additionally, if the Fund does not expect to waive and/or reimburse fees under its expense limitation/reimbursement agreement based on the Fund’s estimated operating expenses, remove the related line items.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

3.                                      To the extent applicable, disclose whether investment in foreign issuers is a significant part of the principal investment strategy of the Fund, and if so, disclose the related investment risks.

Response:  The investment adviser has confirmed that investment in foreign issuers is not a significant part of the principal investment strategy of the Fund. The Fund does reserve the right to invest in foreign issuers, and if investing in foreign issuers becomes a significant part of the principal investment strategy of the Fund, the prospectus will be revised, if necessary, to reflect the Staff’s comments.

4.                                      In the section entitled “Prior Performance of the Sub-Adviser,” include the inception date of the Composite if less than 10 years.  Additionally, in the first paragraph of this section, consider replacing “substantially similar investment policies and techniques” with “substantially similar investment policies and strategies.”

Response:  The Prospectus has been revised to reflect the Staff’s comments.

5.                                      In the first paragraph under the “Seizert Capital Partners Small Cap Value Equity Composite Performance” table in the section entitled “Prior Performance of the Sub-Adviser,” reference is made to Global Investment Performance Standards (GIPS). Disclose that GIPS differs from the SEC’s standardized performance reporting method.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

6.                                      Under the heading “Minimum Account Size” in the section entitled “Prior Performance of the Sub-Adviser,” indicate whether any accounts were excluded from the composite by reason of the minimum account size.

Response:  No accounts were excluded from the composite by reason of the minimum account size.  The Prospectus has been revised to reflect the Staff’s comment.

7.                                      In the section entitled “Prior Performance of the Sub-Adviser,” disclose whether the performance information for the composite is net of all actual fees and expenses of the account (including any sales load applicable to the account).

Response:  In the first paragraph of this section, the following disclosure is included “The Composite performance information presented is gross and net of the fees and expenses that will be charged to the Fund (with respect to Class A and Class C shares) and actual brokerage commissions and execution costs paid by these private accounts.”

8.                                      Under the heading “Returns and Fees” in the section entitled “Prior Performance of the Sub-Adviser,” clarify whether the net fee returns are calculated using the Fund’s expense ratio.  If applicable, disclose that the Fund’s expense structure would have lowered performance returns of the composite had all accounts in the composite been subject to the Fund’s expense structure.

Response:  The Prospectus has been revised to reflect the Staff’s comments.

SAI

9.                                      Under the heading “Investment Advisory Services” in the Fund’s SAI, provide additional disclosure regarding expenses excluded from the Adviser’s contractual expense limitation, particularly with respect to class-specific fees and expenses.

Response:  The Fund’s SAI has been revised to reflect the Staff’s comment.

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As counsel to the Trust, we reviewed the Amendment and hereby represent that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) of the Securities Act.

This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

Please direct any questions concerning this letter to the undersigned at 215.981.4864.

Very truly yours,

/s/ Paul Christopher Dunn

Paul Christopher Dunn

cc:	Mr. Joel Weiss
John P. Falco, Esq.
John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE 19809

September 26, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary B. Cole, Esq.

Re:	FundVantage Trust (the “Trust”)
File Nos. 333-141120 and 811-22027

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 74, the Trust’s registration statement on Form N-1A filed with the Commission on July 3, 2013 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Paul C. Dunn, Esq. of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4864.

Very truly yours,

/s/ Joel Weiss

Joel Weiss
President and Chief Executive Officer

Cc:       Paul C. Dunn, Esq.